CF Acquisition Corp. VIII

110 East 59th Street

New York, NY 10022

November 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington D.C., 20549

Attention: Kate Beukenkamp and Donald Field

Re:	CF Acquisition Corp. VIII – Withdrawal of Acceleration Request
Registration Statement on Form S-1
Filed August 14, 2023, as amended
File No. 333-273963

Dear Ms. Beukenkamp and Mr. Field

Reference is made to our letter, filed as correspondence via EDGAR on November 8, 2023, in which the undersigned registrant, CF Acquisition Corp. VIII (the “Company”), requested acceleration of the effectiveness of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) to 12:30 p.m. Eastern Time on November 13, 2023, or as soon thereafter as practicable (the “Effective Time”).

The Company is no longer requesting that such Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

If you have any questions, please feel free to contact Javad Husain of Hughes Hubbard & Reed LLP at (857) 225-6204.

Very truly yours,

/s/ Jane Novak
Jane Novak
Chief Financial Officer

cc:	Hughes Hubbard & Reed LLP
Willkie Farr & Gallagher LLP